Exhibit 99.1

NEXA RESOURCES ANNOUCES THAT ITS SUBSIDIARY NEXA PERÚ RELEASED THE RESULTS OF ITS CASH TENDER OFFER FOR ITS 2023 OUTSTANDING NOTES

Luxembourg, February 24, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa”) (NYSE/TSX:NEXA) is pleased to announce that its subsidiary Nexa Resources Perú S.A.A. (“Nexa Perú”) has released the results of its offer to purchase for cash (the “Tender Offer”) any and all of its outstanding 4.625% Notes due 2023 (“Notes”). The Tender Offer expired at 5:00 p.m., New York City time, on February 24, 2020 (the “Expiration Deadline”).

According to information received by D.F. King & Co., Inc., the information and tender agent for the Tender Offer, as of the Expiration Deadline, holders of the Notes had validly tendered and not validly withdrawn US$213,980,000 aggregate principal amount of the Notes (representing approximately 62.38% of the outstanding Notes). The foregoing amount does not include any aggregate principal amount of Notes tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, for which delivery of Notes must be made no later than 5:00 p.m., New York City time, on February 26, 2020.

Detailed information and copies of the documents of the Tender Offer are available to holders of Notes from D.F. King & Co., Inc., the information and tender agent for the Tender Offer, at (800) 884-4725 (toll free), (212) 269-5550 (collect), e-mail: nexaperu@dfking.com, and www.dfking.com/nexaperu.

Nexa Peru has retained HSBC Securities (USA) Inc. (“HSBC”) and J.P. Morgan Securities LLC (“J.P. Morgan”) to act as dealer managers in connection with the Tender Offer. Questions regarding the Tender Offer may be directed to HSBC at +1 (212) 525-5552 (collect) and +1 (888) 478-8456 (toll free); and J.P. Morgan at +1 (212) 834-7279 (collect) and +1 (866) 846-2874 (toll free).

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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